FOURTH AMENDMENT TO

REVOLVING CREDIT AND SECURITY AGREEMENT

        THIS FOURTH AMENDMENT TO REVOLVING CREDIT AND SECURITY AGREEMENT (“Amendment”), dated as of November 14, 2003, is by and between BADGER PAPER MILLS, INC., a corporation organized under the laws of the State of Wisconsin (“Borrower”) and PNC BANK, NATIONAL ASSOCIATION (“PNC”) as sole Lender and as Agent under the Credit Agreement referred to below.

W I T N E S E T H :

        WHEREAS, PNC and Borrower entered into a certain Revolving Credit and Security Agreement, dated as of November 30, 2001, as amended by a First Amendment to Revolving Credit and Security Agreement, dated as of April 30, 2002, as further amended by a Second Amendment to Revolving Credit and Security Agreement, dated as of September, 2002 and as further amended by a Third Amendment to Revolving Credit and Security Agreement, dated as of August 13, 2003 (the “Credit Agreement”);

        WHEREAS, Borrower has requested that the Credit Agreement be amended as set forth herein;

        NOW, THEREFORE, in consideration of the terms and conditions contained herein, the parties hereto agree as follows:

    1.           DEFINITIONS. All capitalized terms used herein and not otherwise defined shall have the meanings provided for in the Credit Agreement.

    2.           AMENDMENT. Subject to satisfaction of the conditions precedent set forth in Section 4 below, the Credit Agreement is hereby amended as follows:

2.1 Section 1.2 of the Loan Agreement is hereby amended by adding the following definition of “Applicable Margin” thereto in the appropriate alphabetical order:

“Applicable Margin” shall mean the Applicable Margin per annum specified in the chart below for a particular level and Fixed Charge Coverage ratio and a particular type of Loan for the period set forth below, as the case may be.

Level	Fixed Charge Coverage ("FCC")	Revolving Advances
		Domestic Rate Loans	Eurodollar Rate Loans
Level 1	FCC<1.0	.50%	2.75%
Level 2	FCC>1.00	0%	2.50%

The Applicable Margin shall at all times be that set forth for Level 1 above unless Borrower achieves a Fixed Charge Coverage Ratio equal to or greater than 1.0 to 1.0 for any calendar quarter measured on a trailing 12-month basis, in which case the Applicable Margin shall be adjusted to Level 2 for the next succeeding calendar quarter. Any adjustment to the Applicable Margin shall be effective commencing on the tenth (10th) Business Day after the delivery of the quarterly financial statements delivered in accordance with Section 9.8 and the related compliance certificate of Borrower; provided, however, that in the event that Borrower shall fail at any time to furnish to Agent the quarterly financial statements and compliance certificate required to be delivered pursuant to Section 9.8, the Applicable Margin set forth in Level 1 above shall apply until the tenth (10th) Business Day after the date that the quarterly financial statements and such compliance certificate are so delivered to the Agent, to the extent any adjustment is required.”

2.2 Section 1.2 of the Loan Agreement is hereby amended by restating the definition of “Revolving Interest Rate” appearing in Section 1.2 of the Loan Agreement in its entirety to read as follows:

“Revolving Interest Rate” shall mean an interest rate per annum equal to (a) the Alternate Base Rate plus the Applicable Margin with respect to Domestic Rate Loans and (b) the sum of the Eurodollar Rate plus the Applicable Margin with respect to Eurodollar Rate Loans.”

2.3 Section 6.5 of the Loan Agreement is hereby restated in its entirety to read as follows:

“6.5 Fixed Charge Coverage Ratio; Minimum EBITDA; Undrawn Availability. Cause to be maintained (i) at the end of each calendar quarter commencing with the calendar quarter ending March 31, 2002 (but excluding the calendar quarters ending September 30, 2003 and December 31, 2003), a Fixed Charge Coverage Ratio of not less than 1.0 to 1.0, calculated for the twelve immediately preceding months ending as of the date of determination, except that the Fixed Charge Coverage Ratio shall be calculated for (x) the three immediately preceding months for the calendar quarter ending March 31, 2004, (y) the six immediately preceding months for the calendar quarter ending June 30, 2004, and (z) the nine immediately preceding months for the calendar quarter ending September 30, 2004, (ii) EBITDA for the calendar quarter ending September 30, 2003 of not less than $1,200,000, and (iii) daily Undrawn Availability for the calendar quarter ending December 31, 2003 of not less than $3,500,000.”

2.4 Section 13.1 of the Loan Agreement is hereby restated in its entirety to read as follows:

“This Agreement, which shall inure to the benefit of and shall be binding upon the respective successors and permitted assigns of Borrower, Agent and each Lender, shall become effective on the date hereof and shall continue in full force and effect until November 30, 2006 (the “Original Term”) and shall automatically be renewed for successive one-year periods (“Renewal Term(s)”) unless (i) sooner terminated as herein provided, or (ii) either Agent (at the direction of Required Lenders) or Borrower notifies the other party in writing at least 90 days prior to the expiration of the Original Term or any Renewal Term of such parties intent not to renew. Borrower may terminate this Agreement at any time upon ninety (90) days’ prior written notice upon payment in full of the Obligations. In the event the Obligations are prepaid in full prior to the last day of the Original Term (the date of such prepayment hereinafter referred to as the “Early Termination Date”), Borrower shall pay to Agent for the benefit of Lenders an early termination fee in an amount equal to (x) $450,000 if the Early Termination Date occurs on or after the Closing Date to and including the date immediately preceding the first anniversary of the Closing Date, (y) $300,000 if the Early Termination Date occurs on or after the first anniversary of the Closing Date to and including the date immediately preceding the second anniversary of the Closing Date, unless during such period there is an Acquisition of Borrower, in which case the fee shall be $150,000, and (z) $150,000 if the Early Termination Date occurs on or after the second anniversary of the Closing Date; provided, however, that no such early termination fee shall be payable in the event that any such prepayment is effected by means of a refinancing of the Obligations pursuant to a credit facility provided by PNC Bank, National Association.”

    3.           WAIVER.

3.1 PNC as Agent and sole Lender hereby waives Borrower’s compliance with the EBITDA covenant, as set forth in Section 6.5 of the Loan Agreement, for the calendar quarter ending September 30, 2003.

    4.           EXPENSES. Borrower shall pay, upon demand, all reasonable attorneys’ fees and out-of-pocket costs of Agent and Lender in connection with this Amendment and the agreements, documents and other items contemplated hereunder.

    5.           REAFFIRMATION OF GRANT OF SECURITY INTEREST. Borrower expressly acknowledges and agrees that all collateral, security interests, liens, pledges and mortgages heretofore, under this Amendment or hereafter granted to Agent including, without limitation, such collateral, security interests, liens, pledges and mortgages granted under the Credit Agreement and the Other Documents and all supplements thereto, extend to and secure all of the obligations of Borrower to Agent and Lenders, now existing or hereafter arising including, without limitation, those arising in connection with the Credit Agreement, as amended by this Amendment, upon the terms set forth in such agreements, all of which security interests, liens, pledges and mortgages are hereby ratified, reaffirmed, confirmed and approved.

    6.           MISCELLANEOUS.

    6.1       Limited Nature of Amendment. The parties hereto acknowledge and agree that the terms and provisions of this Amendment amend, add to and constitute a part of the Credit Agreement. Except as expressly waived or modified and amended by the terms of this Amendment, all of the other terms and conditions of the Credit Agreement and all documents executed in connection therewith or referred to or incorporated therein remain in full force and effect and are hereby ratified, reaffirmed, confirmed and approved.

    6.2       Conflict. If there is an express conflict between the terms of this Amendment and the terms of the Credit Agreement, or any of the other agreements or documents executed in connection therewith or referred to or incorporated therein, the terms of this Amendment shall govern and control.

6.3 Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original.

    6.4       Representations and Warranties. Borrower represents and warrants to Agent and Lenders as follows: (A) Borrower has all necessary corporate power and authority to execute and deliver this Amendment and perform its obligations hereunder; (B) this Amendment and the Credit Agreement, as amended hereby, constitute the legal, valid and binding obligations of Borrower and are enforceable against Borrower in accordance with their terms; and (C) all representations and warranties of Borrower contained in the Credit Agreement and all other agreements, instruments and other writings relating thereto are true and complete as of the date hereof.

    6.5        Governing Law. This Amendment was executed and delivered in Chicago, Illinois and shall be governed by and construed in accordance with the internal laws (as opposed to conflicts of law provisions) of the State of Illinois.

        IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

BADGER PAPER MILLS, INC.
By: /s/ William H. Peters

Name: William H. Peters

Title: Vice President

PNC BANK, NATIONAL ASSOCIATION, as Agent and Lender
By: /s/ Sherry Winick

Name: Sherry Winick

Title: Vice President